UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayers ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

Companhia Paulista de Força e Luz

Publicly Held Company

Corporate Taxpayers ID (CNPJ): 33.050.196/0001-88

Company Registry (NIRE): 353.000.437-31

Companhia Piratininga de Força e Luz

Publicly Held Company

Corporate Taxpayers ID (CNPJ): 04.172.213/0001-51

Company Registry (NIRE): 353.001.823-83

CPFL Geração de Energia S.A.

Publicly Held Company

Corporate Taxpayers ID (CNPJ): 03.953.509/0001-47

Company Registry (NIRE): 353.001.795-95

Rio Grande Energia S.A.

Publicly Held Company

Corporate Taxpayers ID (CNPJ): 02.016.439/0001-38

Company Registry (NIRE): 433.000.361-38

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”) and Rio Grande Energia S.A. (“RGE”), collectively referred to as “Companies”, in compliance with article 157, paragraph 4 of Law  6,404/76 and with article 16 of Instruction 358/2002 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces to their shareholders and the market that:

At the meeting held on this date, the Boards of Directors of the Companies approved, among other matters, the amendment to the Policy on the Disclosure of Material Act or Fact (“Disclosure Policy”), to reflect the changes provided for in CVM Instruction 547 of February 5, 2014, allowing the disclosure of material acts or facts through (i) publication in mass circulation newspapers normally used by the Companies, or (ii) the disclosure in a news portal, providing the link to a website that provides the entire information in a free access section.

Thus, the Companies will disclose its material acts or facts: (i) in the news portal “Portal Valor RI” (http://www.valor.com.br/valor-ri) and “Portal NEO1” (www.portalneo1.net), (ii) in the websites of the Companies (www.cpfl.com.br/ri), and (iii) in the website of the Brazilian Securities and Exchange Commission (“CVM”) through its Periodic and Occasional Information System (IPE).

São Paulo, September 24, 2014.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Energia S.A.

Chief Financial and Investor Relations Officer

Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz, CPFL Geração de Energia S.A. and Rio Grande Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 24, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.